Exhibit 99.57

SUPPLEMENTAL WARRANT AGREEMENT

THIS AGREEMENT made as of the 2nd day of September, 2020

AMONG:               ENTHUSIAST GAMING HOLDINGS INC.,

a company incorporated under the laws of British Columbia.

(the “Company”)

AND:                      TSX TRUST COMPANY,

a trust company continued under the laws of Canada and registered to carry on business in the Province of Ontario.

(“Resigning Warrant Agent”)

AND:                      COMPUTERSHARE TRUST COMPANY OF CANADA,

a trust company incorporated under the laws of Canada authorized to carry on business in all the provinces of Canada (Canada).

(“Computershare”)

WHEREAS by a warrant indenture made as of June 19, 2018 among Enthusiast Gaming Inc., Enthusiast Gaming Holdings Inc. (formerly, Tova Ventures II Inc.) (“EGPI”) and Resigning Warrant Agent, as warrant agent, (which agreement and any and all agreement heretofore supplemental thereto are herein collectively referred to as the “Warrant Agreement”), provision was made for the issue of 3,399,650 common share purchase warrants (each, an “Enthusiast Warrant” and collectively, the “Enthusiast Warrants”), subject to the terms and conditions contained in the Warrant Agreement;

AND WHEREAS the Company and EGPI entered into a plan of arrangement (the “Arrangement”), effective August 30, 2019 (the “Effective Date”), pursuant to which the Company acquired all of the issued and outstanding common shares of EGPI (“EGPI Shares”);

AND WHEREAS EGPI became a wholly-owned subsidiary of the Company, changing its name from “Enthusiast Gaming Holdings Inc.” to “Enthusiast Gaming Properties Inc.” and ceased to be a reporting issuer as of November 18, 2019;

AND WHEREAS pursuant to the Arrangement, all issued and outstanding common shares issued by EGPI prior to the Effective Date (each, an “Enthusiast Share” and collectively, the “Enthusiast Shares”) remained valid and continued to be subject to the Warrant Agreement;

AND WHEREAS pursuant to the Arrangement, each Enthusiast Share has been exchanged for 4.22 common shares in the capital of the Company (each, a “Common Share” and collectively, the “Common Shares”) effective August 30, 2019;

AND WHEREAS the Common Shares have, in connection with the Arrangement, been consolidated (the “Consolidation”) on the basis of eight pre-consolidation Common Shares for every one post-consolidation Common Share effective September 9, 2019 (the “Consolidation Date”).

AND WHEREAS EGPI became a wholly-owned subsidiary of the Company, changing its name from “Enthusiast Gaming Holdings Inc.” to “Enthusiast Gaming Properties Inc.” and ceased to be a reporting issuer as of November 18, 2019;

AND WHEREAS pursuant to the Arrangement and the Consolidation, all of the Enthusiast Warrants remained valid and continued to be governed by and be subject to the Warrant Agreement;

AND WHEREAS pursuant to the Arrangement and the Consolidation, each Enthusiast Warrant validly exercised by the holder thereof after the Consolidation Date will be entitled to receive 0.5275 Common Share at an exercise price of $1.60;

AND WHEREAS the Company has requested and the Resigning Warrant Agent has agreed to transfer to Computershare the appointment as warrant agent under the Warrant Agreement;

AND WHEREAS to give effect to the foregoing, Resigning Warrant Agent desires, in accordance with the terms of the Warrant Agreement, to resign as warrant agent thereunder and to be discharged from the rights, powers, duties and obligations thereof, and to transfer to Computershare all of Resigning Warrant Agent’s rights, powers, duties and obligations under the Warrant Agreement;

AND WHEREAS the Company is prepared to accept such resignation and to appoint Computershare as the successor warrant agent, and Computershare is prepared to accept such appointment;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Resigning Warrant Agent or Computershare;

AND WHEREAS the parties wish to execute this Agreement for the purpose of providing for the resignation of Resigning Warrant Agent as warrant agent and for its replacement by Computershare, such resignation and replacement to take effect as of September 2, 2020 (the “Transfer Date”);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties covenant and agree as follows:

1.            The Resigning Warrant Agent hereby resigns as warrant agent under, and is hereby discharged from the rights, powers, duties and obligations of the warrant agent, the Warrant Agreement, effective as of the Transfer Date. Notwithstanding the foregoing, the protection of the Resigning Warrant Agent as contained in Section 9.7 of the Warrant Agreement shall survive the resignation of the Resigning Warrant Agent and termination or discharge of the Warrant Agreement. Further and for greater clarity, such protection will not in any way limit the protections of Computershare under the Warrant Agreement, as successor warrant agent, effective as of the Transfer Date.

2.            The Company hereby accepts such resignation, waiving any required period of notice that may be set forth in the Warrant Agreement.

3.            The Company hereby appoints Computershare as successor warrant agent under the Warrant Agreement in the place and stead of Resigning Warrant Agent and with like effect as if originally named as warrant agent under the Warrant Agreement, effective as of the Transfer Date and Computershare hereby accepts such appointment. The Company hereby agrees that Resigning Warrant Agent shall not be responsible for any liabilities that may arise pursuant to Computershare’s administration of the warrant agency after the Transfer Date.

4.            The Resigning Warrant Agent hereby transfers and assigns to Computershare, upon the agency expressed in the Warrant Agreement, all of, rights, powers, duties and obligations of the Resigning Warrant Agent under the Warrant Agreement, effective as of the Transfer Date.

5.            Computershare hereby represents that it meets all of the qualifications required for a new warrant agent under the Warrant Agreement.

6.            Notwithstanding any of the foregoing, the resignation, discharge, appointment, transfers, assignments and other agreements provided for herein will not be effective unless this Agreement has been executed by all of the parties hereto, whether upon the original instrument, by facsimile or in counterparts, or any combination thereof, and unless all preconditions to such resignation, discharge, appointment, transfers, assignments and other agreements as may be set forth in the Warrant Agreement have been fulfilled.

7.            Any provision in the Warrant Agreement specifying the address of the warrant agent is hereby amended to record the address as:

Computershare Trust Company of Canada
3rd floor -510 Burrard Street, Vancouver, BC. V6C 3 B9
Attention: General Manager, Corporate Trust

Email: corporatetrust.vancouver@computershare.com

8.            Each party hereto agrees to execute and deliver all such documents and instruments and do such other acts as may be necessary or advisable to give effect to the terms hereof.

9.            This Agreement is supplemental to the Warrant Agreement and shall be read in conjunction therewith. Except only insofar as the same may be inconsistent with the express provisions of this Agreement, all of the provisions of the Warrant Agreement shall apply to and shall have effect in the same manner as if they and the provisions of this Agreement were contained in one instrument. The form of warrant to be certified by Computershare from and after the Transfer Date shall be amended, stamped or legended to identify Computershare as the successor warrant agent but the validity of any warrant certified prior to the Transfer Date shall not be affected by the appointment of Computershare as successor warrant agent.

10.          Computershare as successor warrant agent hereby accepts the rights, powers, duties and obligations in the Warrant Agreement declared and provided and agrees to perform the same upon the terms and conditions herein and in the Warrant Agreement set forth.

11.          This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

12.          This Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

[Signature page follows.]

In witness whereof this Agreement has been duly executed by the parties hereto as of the date first above written.

ENTHUSIAST GAMING HOLDINGS INC.

Per:	“Alex Macdonald”

Per:	“MenasheKestenbaum”

TSX TRUST COMPANY

Per:	“Janet Shodipo”

Per:	“Brett Higgs”

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“Brian Howarth”

Per:	“Jennifer Lesley Wong”

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